Exhibit 99.1

Discussion of Changes in Board Composition

On December 20, 2013, Hanwha SolarOne’s shareholders adopted the following resolutions at its annual general meeting of shareholders (“AGM”) held in Shanghai, China:

1.	As an ordinary resolution, that Mr. Thomas J. Toy, whose current term of office shall expire at the AGM, be re-elected as a Director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM, be approved, confirmed and ratified.

2.	As an ordinary resolution, that Mr. Ernst A. Butler, whose current term of office shall expire at the AGM, be re-elected as a Director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM, be approved, confirmed and ratified.

3.	As an ordinary resolution, that Mr. Ki-Joon Hong, whose current term of office shall expire at the AGM, be re-elected as a Director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM, be approved, confirmed and ratified.

4.	As an ordinary resolution, that the appointment of Ernst & Young Hua Ming, as independent auditor of the Company for the year ending December 31, 2013, be approved, confirmed and ratified.

On December 20, 2013, the Board of Directors of the Company (the “Board”) passed the following unanimous written resolutions in Shanghai, China:

•	Mr. Ki-Joon Hong is elected as Chairman of the Board;

•	Mr. Ki-Joon Hong’s term as Chairman of the Board shall remain effective until the earlier of December 19, 2015 or his successor is elected and qualified; and

•	the number of Directors is fixed at five, until further adjusted by all the Directors from time to time in accordance with the Amended and Restated Articles of Association of the Company.

Mr. Yinzhang Gu’s term as a director of the Company has ended and he is no longer a director of the Company.